UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*


                            Mid-Coast Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   595262106
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                                 (CUSIP Number)


                              Wesley E. Richardson
                     President and Chief Executive Officer
                            Mid-Coast Bancorp, Inc.
                             1768 Atlantic Highway
                                    Box 589
                              Waldoboro, MA 04572
                                (207) 832-7521
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 July 16, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


CUSIP No.  595262106                                          Page 2 of 5 Pages


1     NAME OF REPORTING PERSON
      SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wesley E. Richardson

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   [ ]
                                                                      (b)   [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS*

      SC, PF, OO


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                 NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


   NUMBER OF       7     SOLE VOTING POWER

     SHARES              8079

  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY             5679

      EACH         9     SOLE DISPOSITIVE POWER

   REPORTING             3856

     PERSON       10     SHARED DISPOSITIVE POWER

      WITH               3856


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5.3%


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                     [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14    TYPE OF REPORTING PERSON*

      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


*Item 1. Security and Issuer

      The securities to which this Schedule 13D relate are the shares of common stock, par value $1.00 per share (the "Shares"), of Mid-Coast Bancorp, Inc. (the "Issuer"), a Delaware corporation having its principal executive offices at 1768 Atlantic Highway, Box 589, Waldoboro, Maine 04572.


Item 2.  Identity and Background

      This Schedule 13D is being filed by Wesley E. Richardson, the President and Chief Executive Officer of Mid-Coast Bancorp, Inc., 1768 Atlantic Highway, Box 589, Waldoboro, Maine 04572.

      During the last five years, Mr. Richardson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Richardson is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration

      Note: Information provided for this item reflects events from July 16, 1997, the date of the event which requires the filing of this schedule and November 19, 1997.

      Mr. Richardson has purchased 5284 shares for an aggregate purchase price of $42,272.00. In addition, Mr. Richardson jointly owns 2652 shares with his spouse Elizabeth Richardson with an aggregate purchase price of $21,216.00. Elizabeth Richardson, spouse of Mr. Richardson, has purchased a total of 1204 shares, all of which Mr. Richardson disclaims beneficial ownership of.

      In December, 1993, Mr. Richardson became vested in options to purchase 395 shares at an exercise price of $11.21, at which time Mr. Richardson had the "right to acquire" such Shares as defined in Rule 13d-3(d)(1). These options were granted to Mr. Richardson pursuant to the Mid-Coast Bancorp, Inc. 1989 Stock Option Plan, and no options have been exercised.

      Mr. Richardson is the beneficial owner of 2,400 Shares, which were granted on July 16, 1997, pursuant to the Recognition and Retention Plan of Mid-Coast Bancorp, Inc. ("RRP"). Awards under the RRP for Mr. Richardson vest at a rate of 20% per year from the date of the grant. As of the date of this schedule, no shares granted under the RRP to Mr. Richardson have vested.


                               Page 3 of 5 Pages


Item 4.  Purpose of Transaction

      All Shares reported herein as beneficially owned by Mr. Richardson were acquired for investment purposes. Mr. Richardson may from time to time (depending on general economic conditions, market prices for Shares, receipt of any necessary regulatory approval and other factors) purchase additional Shares through open-market purchases, privately negotiated transactions or otherwise and may also dispose of Shares.

      Other than as indicated above, Mr. Richardson does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

      (a) Mr. Richardson may be deemed to beneficially own an aggregate of 12,330 Shares or 5.3% of the Shares outstanding on July 16, 1997, as calculated by the Issuer. Both the number of Shares beneficially owned by Mr. Richardson and the number of Shares outstanding include the right to acquire ownership of 395 Shares pursuant to the exercise of stock options.

      (b) Mr. Richardson has the sole power to vote or to direct the vote of 8079 Shares (including 2,400 shares held in the RRP), and has sole power to dispose or to direct the disposition of 5679 Shares. Mr. Richardson has shared power to vote or to direct the vote of 3856 Shares (including 1204 of which Mr. Richardson disclaims beneficial ownership of), and has shared power to dispose or direct the disposition of 3856 Shares (including 1204 of which Mr. Richardson disclaims beneficial ownership of) .

      Of the Shares over which Mr. Richardson has shared power to vote or to direct the vote, 2652 shares are jointly owned with his spouse, and 1204 Shares are owned by his spouse, all of which Mr. Richardson disclaims beneficial ownership of. Of the Shares over which Mr. Richardson has shared power to dispose or to direct the disposition of, 2652 shares are jointly owned with his spouse, and 1204 Shares are owned by his spouse (all of which Mr. Richardson disclaims beneficial ownership of).


                               Page 4 of 5 Pages


      Elizabeth Richardson's business address is: Mrs. Elizabeth Richardson, c/o Wesley E. Richardson, Mid-Coast Bancorp, Inc., 1768 Atlantic Highway, Box 589, Waldoboro, Maine 07452. During the last five years, Mrs. Richardson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (c) Not applicable. This is the first Schedule 13D filed by the reporting person.

      (d)   Not applicable.

      (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as set forth elsewhere in this schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Richardson and any other person or persons with the respect to the Shares, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material Required to Be Filed as Exhibits

      None.


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 19, 1997                       /s/ Wesley E. Richardson
-----------------------------------     ---------------------------------------
                                            Wesley E. Richardson


                               Page 5 of 5 Pages